[Cash America Letterhead]
September 30, 2009
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn.: H. Christopher Owings
100 F. Street N.E., Mailstop 3561
Washington, DC 20549

Re:	Cash America International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009
Definitive Proxy Statement on Schedule 14A Filed March 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 4, 2009 and July 24, 2009
File No. 1-09733
Dear Mr. Owings,
          The following is in response to the letter dated September 16, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above listed filings by Cash America International, Inc. (the “Company”). Included below in bold is the text of the Staff’s comments followed by the Company’s response to each comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results..., page 27
Year Ended 2008 Compared to Year Ended 2007, page 38
Cash Advance Fees, page 40
1.	We note your disclosure on page 41 and elsewhere in your filing that Ohio enacted legislation that capped the annual percentage rate on payday loans at 28% and as a result you began offering customers short-term unsecured loans governed by the Ohio Second Mortgage Loan statute. Please discuss the difference between your cash advance payday loans offered in this state prior to the legislation versus the short-term unsecured loans you now offer that are governed by the Ohio Second Mortgage Loan statute.
As discussed in the Company’s periodic filings, the Company offers a variety of short-term cash advance products. In Ohio, the Company has the option to offer short-term unsecured loan products under multiple Ohio statutes. Prior to November 2008, the Company offered short-term unsecured loans under the Ohio Check-Cashing Loan Act (“OCCLA”), which allowed interest to be charged on loans at the rate of 5% per month on the unpaid principal of a loan plus a loan origination fee. In November 2008, after a

H. Christopher Owings
September 30, 2009

change in law affecting the loan product the Company offered under the OCCLA became effective, the Company began offering short-term unsecured loans under the Ohio Mortgage Loan Act (“OMLA”), which allows for interest to be charged on loans based on an annual interest rate of 25%. The Company also charges certain fees permitted by the OMLA, including a credit investigation fee and a loan origination fee on these loans. In future filings the Company will clarify that the loans offered under OMLA are short-term unsecured cash advance loans.
Item 7A. Quantitative and Qualitative Disclosure About Market Risk, page 61
Foreign Exchange Currency Risk, page 62
2.	Please discuss how you manage your foreign exchange currency risk, including the general strategies and instruments you use to manage your exposure. In this regard, we note your disclosure on page 92 under footnote 13 “Derivative Instruments and Hedging Activities” that in 2007 you entered into foreign currency contracts to manage your exposure to exchange rate risk.
The Company uses forward currency exchange contracts and foreign debt instruments to minimize risk of significant foreign currency exchange rate fluctuations in connection with its operations in the United Kingdom and, following December 2008 when the Company entered into operations in Mexico, in Mexico. Since 2007, the Company has not entered into any foreign currency exchange contracts in the United Kingdom, instead it has relied on a foreign debt instrument as a hedge to manage exchange rate risk. Specifically, as disclosed in footnote 10 of the financial statements included in the Company’s Form 10-Q for the period ended June 30, 2009, in May 2008 the Company entered into a line of credit facility of £7.5 million with a foreign commercial bank and designated the debt as a hedging instrument of the Company’s net investment in its subsidiary that offers cash advances to residents of the United Kingdom. The balance outstanding at June 30, 2009 was £5.0 million (approximately $8.2 million). As a result of this debt instrument, the Company no longer uses forward currency exchange contracts to minimize risk of foreign currency fluctuations in the United Kingdom.
If applicable, the Company proposes to enhance its future disclosure regarding foreign currency exchange contracts in Mexico substantially as follows, updated or modified as appropriate in each filing:
During the six months ended June 30, 2009, the Company entered into two foreign currency contracts totaling $4.9 million to minimize the effect of foreign currency exchange risk in Mexico. The first foreign currency contract was entered into on April 28, 2009, and under that contract the Company received a fixed payment of $2.4 million and paid the counter party a total of MXP 33.8 million upon maturity on June 30, 2009. On June 26, 2009 the Company entered into its second foreign currency contract, and under that contract the Company received a fixed payment of $2.5 million and will pay the counter party a total of MXP 33.4 million when the contract matures on September 30, 2009.

H. Christopher Owings
September 30, 2009

Report of Management on Internal Control over Financial Reporting, page 65
3.	You disclose in your Report of Management on Internal Control over Financial Reporting that your management excluded Creazione Estilo, S.A. de C.V., SOFOM, E.N.R. from its assessment of internal control over financial reporting for various reasons. Please tell us how you determined that the reasons you cited for excluding Creazione Estilo from your assessment were appropriate reasons to exclude them from your assessment. Also, please tell us if you intend to exclude Creazione Estilo from future assessments and if so, why.
The Company excluded Creazione Estilo, S.A. de C.V., SOFOM, E.N.R., a Mexican sociedad anónima de capital variable, sociedad financiera de objeto múltiple, entidad no regulada (“Creazione”), from its assessment of internal control over financial reporting for the year ended December 31, 2008 due to the timing of the acquisition with respect to the period subject to the controls and procedures. The Creazione acquisition was completed on December 16, 2008; therefore, the Company’s consolidated financial results for 2008 included the operations of Creazione for a 15 day period, December 16, 2008 to December 31, 2008. In addition, in excluding Creazione the Company relied on guidance from the Office of the Chief Accountant, Division of Corporation Finance, of the Commission provided in Frequently Asked Questions (revised October 6, 2004) regarding Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which stated that “it might not always be possible to conduct an assessment of an acquired business’s internal control over financial reporting in the period between the consummation date and the date of management’s assessment” and the Staff would not object to the exclusion of such business from management’s report on internal control over financial reporting. The Company does not intend to exclude Creazione from future assessments.
Exhibit Index, page 108
Exhibit 10 – Material Contracts, page 109
4.	We note that several of your material contracts, including credit and note agreements, listed on your Exhibit Index are missing some or all of the schedules and exhibits that are part of those agreements. For example, we note that the following exhibits are missing either schedules or exhibits or both:
•	Exhibit 10.1 – First Amended and Restated Credit Agreement among the Company, and certain lenders named therein dated as of February 24, 2005.

•	Exhibit 10.5 – Third Amendment dated November 21, 2008 to First Amended and Restated Credit Agreement dated as of February 24, 2005.

•	Exhibit 10.8 – Credit Agreement dated November 21, 2008 among Cash America International Inc., Wells Fargo Bank, National Association, as Administrative Agent, and the Other Lenders Party Thereto.

•	Exhibit 10.9 – Credit Agreement dated December 5, 2008 among Cash America International, Inc., Wells Fargo Bank, National Association, as Administrative Agent, and the Other Lenders Party Thereto.

H. Christopher Owings
September 30, 2009

•	Exhibit 10.10 – Note Agreement dated as of August 12, 2002 among the Company and the Purchasers named therein for the issuance of the Company’s 7.20% Senior Notes due August 12, 2009.

•	Exhibit 10.12 – Amendment No. 2 (December 31, 2006) to Note Agreement dated as of August 12, 2002.

•	Exhibit 10.15 – Note Agreement dated as of December 28, 2005 among the Company and the Purchasers named therein for the issuance of the Company’s 6.12% Senior Notes.

•	Exhibit 10.16 – Amendment No. 1 (December 11, 2008) to Note Agreement dated as of December 28, 2005 among the Company and the Purchasers named therein.

•	Exhibit 10.18 – Amendment No. 1 (December 11, 2008) to Note Agreement dated as of December 19, 2006 among the Company and the Purchasers named therein.
While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.
The Credit Agreement, Note Agreement and Amendment No. 2 listed above as Exhibits 10.9, 10.10 and 10.12, respectively, have been paid in full. Because the Company no longer has any obligations under these agreements, these exhibits will not be listed on the Company’s Exhibit Index in the future.
Excluding Exhibits 10.9, 10.10 and 10.12, the Company confirms that it will file a complete copy of the above listed agreements, including all schedules and exhibits, with its next periodic report.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 30
Compensation Philosophy and Objectives, page 30
4.	You disclose that you establish your salary ranges to approximate the 50th percentile of the competitive market and target your short-term incentives to be at the 60th-75th percentile of your competitive group. To the extent that the compensation committee engaged in benchmarking against the companies in the published survey sources, please identify the components of those surveys including component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
In 2007, the Management Development and Compensation Committee (the “Committee”) relied on a survey provided by Watson Wyatt Worldwide, an independent compensation consulting firm (“Watson Wyatt”), in connection with the Company’s management realignment. As noted under “Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Practices—2008 Review” of the Company’s 2009 Proxy Statement (the “2009 Proxy Statement”), in 2008 the Committee

H. Christopher Owings
September 30, 2009

relied on the same Watson Wyatt survey for executive compensation purposes, which it deemed current and relevant for 2008 compensation decisions.
If applicable, the Company proposes to enhance its future proxy statement disclosure substantially as follows, updated or modified as appropriate in each filing:
Based on the compensation data provided by Watson Wyatt in 2007, the Committee used the following companies for comparison purposes in its review of executive compensation: AmeriCredit Corp; Pier One Imports, Inc.; Advance America, Cash Advance Centers, Inc.; Tuesday Morning Corporation; Advanta Corp.; SWS Group, Inc.; Dollar Financial Corp.; Penson Worldwide, Inc.; EZCORP, Inc.; Radio Shack Corp.; World Acceptance Corporation; Rent-A-Center, Inc.; First Cash Financial Services, Inc.; Zale Corp.; and QC Holdings, Inc. In 2007, the Committee compared the base salaries, short term incentives, long term incentives and perquisites/supplemental benefits for each named executive officer to comparable positions in the named peer companies and survey data provided by Watson Wyatt. In 2008, the Committee referred to this survey and these comparisons when making compensation decisions.
Base Salary, page 31
5.	We note that you increased salaries of certain named executive officers based on general market conditions and individual performance. Please discuss the specific elements of individual performance or contribution that you take into consideration when you are considering an adjustment to a named executive’s salary. See Item 402(b)(2)(vii) of Regulation S-K.
If applicable, the Company proposes to enhance its future proxy statement disclosure substantially as follows, updated or modified as appropriate in each filing:
In determining salary increases for each of the Company’s named executive officers, the Committee performed a qualitative review of each named executive officer’s performance that was based on the Committee’s subjective judgment. The elements of individual performance of the Company’s named executive officers that were considered included each executive officer’s breadth of responsibilities, impact on financial and operational results over the prior year, leadership within the Company and accomplishments that affected the Company’s performance.
Short-Term Incentive Compensation, page 32
6.	We also note that in setting 2008 Short-Term Incentive awards your Compensation Committee determined that earnings before taxes would be used to determine a portion of the award and the balance of the award would be determined at the Compensation Committee’s discretion. Please state the percentage of your 2008 STI awards that were based on your earnings before taxes performance and the percentage of your STI awards that were based on the Compensation Committee’s discretion.
The Company’s 2008 Short-Term Incentive (“STI”) plan was based on the earnings before taxes (“EBT”) target that was set by the Committee in January 2008. Before any awards could be paid under the STI plan, the Company had to meet a threshold EBT (as more fully described in the Company’s

H. Christopher Owings
September 30, 2009

response to comment seven of the Staff’s letter). After the Company achieved this threshold EBT target, 60% of the STI awards that participants were eligible to receive could be paid and 40% of the STI awards participants were eligible to receive would remain subject to Committee discretion with respect to payment; moreover, after the threshold EBT target is achieved, the amount that may be paid under these awards increases as the actual EBT the Company achieves increases as compared to the threshold EBT (as more fully described in the Company’s response to comment seven of the Staff’s letter). If applicable, the Company will include similar disclosure in future proxy statements, updated or modified as appropriate in each filing.
7.	You disclose that your Compensation Committee tied a portion of your Short-Term Incentive awards to your earnings before taxes performance and, in particular, that STI award would be considered ratably based on the improvement of your 2008 earnings before taxes over your 2007 earnings before taxes up to your 2008 earnings before taxes target. Please disclose your 2008 earnings before taxes target and how you calculate the amount awarded to each named executive officer after you exceeded 2007 earnings before taxes. To the extent you believe disclosure of the target is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.
The EBT target for 2008 set by the Committee in January 2008 with respect to the 2008 STI awards was $138.2 million (the “2008 EBT Target”). Certain unusual income/gains or expenses arising during the year could be excluded from the final EBT achieved by the Company in 2008 as determined by the Committee. During 2008, the Company achieved an EBT of $132.8 million (the “2008 EBT”), which included unusual expenses totaling approximately $8.8 million consisting of certain costs and expenses that occurred as a result of legislative changes in Ohio that affected the Company’s short-term unsecured cash advance product and lending platform in that state, costs expended to support a referendum to overturn the Ohio legislation, costs relating to closing a small number of underperforming stores, foreign currency transaction losses and one-time management realignment/severance costs. After adjusting the 2008 EBT by excluding these unusual expenses, the Committee determined that for purposes of the 2008 STI, the Company achieved an adjusted 2008 EBT of $141.6 million (the “2008 Adjusted EBT”).
The Company’s 2007 adjusted EBT was $118.5 million (the “2007 Adjusted EBT Threshold), and pursuant to the criteria set by the Committee for the 2008 STI awards, once the Company reached an EBT or adjusted EBT, if applicable, that exceeded the 2007 Adjusted EBT Threshold, the named executive officers were eligible to receive a payment that would increase ratably up to 100% of the award targets if the Company reached its 2008 EBT Target. In 2008, the Company’s 2008 Adjusted EBT exceeded its 2008 EBT Target by approximately $3.4 million, and the Committee awarded payments equal to 100% of the award targets to the named executive officers.
If applicable, the Company will include similar disclosure in future proxy statements, updated or modified as appropriate in each filing.

H. Christopher Owings
September 30, 2009

Long-Term Executive Compensation, page 34
8.	We note that your Compensation Committee elected to award restricted stock units under your Long-Term Incentive Plan in January 2008. We further note that a portion of these awards are performance awards and are eligible to vest on December 31, 2010 subject to you achieving specific levels of improvement in your earnings per share over a three year period ending on December 31, 2008. Please clarify what amount of these awards are performance awards and please disclose the improvement in your earnings per share over the three year period that is necessary for these awards to vest. To the extent you believe disclosure of the targets are not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.
The Company confirms that it relied on Instruction 4 to Item 402(b) of Regulation S-K in omitting disclosure of its performance targets for restricted stock unit (“RSU”) awards (the “Performance Targets”) and that it performed a competitive harm analysis in support of such reliance. In addition, the Performance Targets referenced under “Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Practices—Long-Term Executive Compensation” in the 2009 Proxy Statement have been redacted from the Company’s 2004 Long-Term Incentive Plan Award Agreements filed as Exhibits 10.1 and 10.2 (the “2008 RSU Award Agreements”) to the Company’s Form 10-Q for the period ended March 31, 2008. On April 28, 2008, the Company filed a Confidential Treatment Request with the Commission to redact such Performance Targets from the 2008 RSU Award Agreements through May 15, 2011, and on May 7, 2008 the Company was informed that its Confidential Treatment Request was granted. The Confidential Treatment Request furnished to the Staff provides a detailed explanation of the Company’s competitive harm analysis and the Company refers you to that letter.
In addition to disclosing the method and the percentages the Committee used to determine the number of RSUs granted to individual officers in 2008 under “Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Practices—Long-Term Executive Compensation” in the 2009 Proxy Statement, each 2008 RSU award for the named executive officers, including the base award, the performance award and the 2-year award, was provided in the Outstanding Equity Awards at 2008 Fiscal Year End table. If applicable, with respect to RSU awards, the Company proposes to enhance its future proxy statement disclosure substantially as follows, updated or modified as appropriate in each filing:
The named executive officers received awards of RSUs in 2008 in the following amounts: Mr. Feehan – 31,291; Mr. Bessant – 13,024; Mr. Kauffman – 10,139; Mr. Weese – 7,866; Mr. McDorman – 10,567; and Mr. Wackerhagen – 14,742. The number of shares of each 2008 RSU award comprising the base award, performance award and 2-year award portion of the 2008 RSU awards granted to each named executive officer are set forth in the Outstanding Equity Awards at 2008 Fiscal Year End table and the percentage of each portion of the aggregate award attributable to each type of award is set forth below:

H. Christopher Owings
September 30, 2009

	Percentage of Total Award
Name	Base Award	Performance Award	2-Year Award
Daniel R. Feehan	38.9%	48.6%	12.5%
Thomas A. Bessant, Jr.	62.7%	24.0%	13.3%
James H. Kauffman	60.7%	23.3%	16.0%
Dennis J. Weese	68.3%	26.2%	5.5%
John A. McDorman	67.2%	25.7%	7.1%
Jerry A. Wackerhagen	63.2%	24.2%	12.6%
If applicable, with respect to the Performance Targets, the Company proposes to enhance its future disclosure substantially as follows, updated or modified as appropriate in each filing:
The Committee determined that the performance awards would be based on performance targets that require the Company to achieve a certain level of improvement in its earnings per share over a three-year period. In setting these performance targets the Committee desired to challenge the Company’s management by setting goals that, while achievable, would represent significant growth in the Company’s goals over a three-year period. The current economic environment will also make it more difficult for these performance targets, which are based on improvements in earnings per share, to be achieved.

9.	Also, please discuss your earnings per share results for the three year period that ended on December 31, 2008 and whether the awards tied to this performance goal will or will not vest on December 31, 2010. In addition, please discuss why you are assessing the improvement in your earnings per share for the three year period ending December 31, 2008 while the awards that will vest based on this performance goal will not vest until December 31, 2010.
The earnings per share results are measured over a three year period ending December 31, 2010. Where applicable, the Company proposes to correct and clarify its description of these RSUs in its future proxy statement disclosure substantially as follows, updated or modified as appropriate in each filing:
A portion of these RSUs (the “Base Award”) vest in 25% increments on January 31 of each of the four years following the grant date, beginning January 31, 2009, a portion of these RSUs (the “Performance Award”) are eligible to vest on December 31, 2010 subject to the Company’s achieving certain specified levels of improvement in its earnings per share over the three year period ending December 31, 2010, and a portion of these RSUs (the “2-Year Award”) vest in 50% increments on January 31 of each of the two years following the grant date, beginning January 31, 2009.

H. Christopher Owings
September 30, 2009

10.	We note that upon the termination of certain officers their restricted stock unit awards may still vest on December 31, 2010 if the company achieves “certain financial performance goals.” Please clarify if by “certain financial performance goals” you mean the improvement in your earnings per share over the three year period ending December 31, 2008 as discussed in this section or if you are referring to different financial performance goals. To the extent that you are referring to different financial performance goals please expand your disclosure to discuss in more detail these goals including a quantitative discussion of any specific targets.
The Performance Targets required for vesting of RSUs upon the termination or departure of certain officers do not differ from the Performance Targets required for vesting of awards for officers who continue to be employed with the Company at the time of vesting. The Company will clarify similar disclosure in future proxy statements if applicable.
11.	Please discuss the extent to which the Compensation Committee has the discretion to allow Long-Term Executive Compensation awards to vest upon the termination or departure of a named executive officer.
As described under “Executive Compensation—Compensation Discussion and Analysis—Executive Compensation Practices—Long-Term Executive Compensation” in the 2009 Proxy Statement, the award agreements specify the vesting terms upon the termination or departure of the recipient. In addition, the Cash America International, Inc. 2004 Long-Term Incentive Plan (the “LTIP”) permits the Committee to amend outstanding awards, subject to certain restrictions. If applicable, the Company proposes to enhance its future proxy statement disclosure substantially as follows, updated or modified as appropriate in each filing:
Under the LTIP, the Committee has the discretion to amend an award agreement, including potentially upon the departure or termination of a named executive officer, unless such amendment would (a) adversely affect the rights of the holder of such award without such holder’s consent, (b) cause the award to cease to qualify for an exemption under Section 162(m) of the Internal Revenue Code (the “Code”), or (c) cause the recipient to become subject to tax under Code Section 409A(a)(1). To date, the Committee has never used its discretion to amend awards granted under the LTIP.
Mr. Feehan’s Employment Agreement, Page 40
12.	We note that Mr. Feehan is eligible to receive a bonus under your short-term incentive plan and/or senior executive bonus plan, but we did not note any discussion of a senior executive bonus plan in your Compensation Discussion and Analysis section. Please discuss your senior executive bonus plan in your Compensation Discussion and Analysis section or advise why it is not appropriate for you to do so.
To date, no awards have ever been granted to any named executive officer under the Company’s Senior Executive Bonus Plan; therefore, the Company believes that a discussion of the details of the plan would be immaterial and would not require disclosure pursuant to Item 402(b) of Regulation S-K. In the future, if awards are made pursuant to this plan, the Company will include discussion of the plan.

H. Christopher Owings
September 30, 2009

Outstanding Equity Awards at 2008 Fiscal Year End, page 43
13.	We note that this table lists certain option awards outstanding for Messrs. Feehan, Bessant, and Kauffman. In the footnotes to your tables please briefly describe when and how each of these individuals received these awards.
If applicable, the Company proposes to enhance its future proxy statement disclosure substantially as follows, updated or modified as appropriate in each filing:
These options were awarded pursuant to the Cash America International, Inc. 1994 Long-Term Incentive Plan on January 26, 2000, January 23, 2002 and January 22, 2003, respectively, for Messrs. Feehan and Kauffman and January 23, 2002 and January 22, 2003, respectively, for Mr. Bessant.
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results... page 31
Quarter Ended June 30, 2009 Compared To Quarter Ended June 30, 2008, page 43
Cash Advance Fees, page 46
14.	We note your disclosure that recent regulatory changes in the states of Florida, Pennsylvania, Minnesota and Ohio have affected your income from cash advance fees. Please disclose the percentage of your total cash advance fee income that each of these states represented before the regulatory change. Also, please identify, to the extent you know, any other jurisdictions in which you operate that may be close to passing similar legislation, which if enacted, may materially affect your cash advance operations in that jurisdiction and the extent to which you believe it will affect your operations and financial condition.
Cash advance fees in the combined States of Florida, Pennsylvania, Minnesota and Ohio were $40.5 million for the six months ended June 30, 2009 and $68.9 million for the same period in 2008. The $28.4 million decrease in cash advance fees in these states was partially offset by a $15.0 million increase in cash advance fees from other markets, resulting in a net decrease of $13.4 million.
Regulatory changes affecting cash advance fees in Florida, Pennsylvania, Minnesota and Ohio have not had a material affect on the Company’s total revenues on a consolidated basis. The net decrease in the Company’s total revenues for the six months ended June 30, 2009 as compared to the same period in 2008 associated with reduced cash advance fees in the combined states of Florida, Pennsylvania, Minnesota and Ohio totaled 6.0%, with the largest net decline in any of these states being only 2.7% (Ohio) and the net decline in the other three of these states being even smaller. This illustrates that the loss in total revenues the Company has experienced due to regulatory changes affecting cash advance fees to date is not material when evaluated on a state by state basis. In the future, if the Company experiences similar regulatory changes that it believes or expects will have a material effect on the Company, including its consolidated revenues or operations, it will disclose the cash advance fees that are affected or are expected to be affected.
As disclosed under “Risk Factors” in the Company’s Form 10-Q for the Quarter ended June 30, 2009, the Company is currently monitoring legislative and regulatory developments in various states. In addition,

H. Christopher Owings
September 30, 2009

the State of Washington recently passed legislation that will become effective on January 1, 2010 that sets a maximum loan amount for short-term unsecured loans that may be loaned to an individual by all lenders in that state. The Company is still evaluating the potential effects of such legislation but expects that it will reduce the volume of short-term unsecured loans in the State of Washington but will not have a material impact on the Company’s consolidated operations and financial condition. If applicable, the Company will include similar disclosure in future filings, updated as appropriate in each filing, and will also identify other jurisdictions that are close to passing similar legislation that may have a material impact on the Company’s cash advance operations in that state.
General
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Tom Bessant, Executive Vice President and Chief Financial Officer, Wendy Walton, Corporate Legal Counsel, or the undersigned at (817) 335-1100 if you have any further questions concerning this matter.

Sincerely,
/s/ J. Curtis Linscott
J. Curtis Linscott
Executive Vice President, General Counsel & Secretary

Cc:	Robert W. Errett, Esq.
Daniel R. Feehan, Cash America International, Inc.
Thomas A. Bessant, Jr., Cash America International, Inc.
William T. Leonard, Pricewaterhouse Coopers LLP
L. Steven Leshin, Hunton and Williams LLP